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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. 5 - Final Amendment)

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                               LANTE CORPORATION
                      (Name of Subject Company (Issuer))

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                               LANTE CORPORATION
                       (Name of Filing Person (Offeror))

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  Certain Options Under Lante Corporation's Amended and Restated 1998 Stock
        Option Plan to Purchase Common Stock, Par Value $.01 Per Share,
                            Held by Option Holders
                        (Title of Class of Securities)

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                                  516540 10 1
               (CUSIP Number of Underlying Class of Securities)

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                                                           copies to:
       Thaddeus J. Malik                              Jeffrey R. Patt, Esq.
Vice President and General Counsel                     Adam R. Klein, Esq.
       Lante Corporation                               Katten Muchin Zavis
161 North Clark Street, Suite 490             525 West Monroe Street, Suite 1600
    Chicago, Illinois 60601                          Chicago, Illinois 60661
        (312) 696-5000                                    (312) 902-5200

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.

    [_] going-private transaction subject to Rule 13e-3.

    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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                             INTRODUCTORY STATEMENT

      This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission on December 21, 2000, to report the results of our offer to exchange certain options to purchase shares of our common stock, par value $.01 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated December 21, 2000, (as amended and supplemented, the "Offer to Exchange") and the related Letter of Transmittal, as amended.

ITEM 4

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

      The Offer expired at 12:00 midnight, Eastern time, on Friday, February 9, 2001. Pursuant to the Offer, we accepted for exchange 389,400 options to purchase our common stock, representing 11.3% of the options that were eligible to be tendered in the offer. Subject to the terms and conditions of the Offer, we will grant options to purchase an aggregate of 259,580 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(D) as previously filed, indicating the number of shares subject to such holder's options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the Schedule TO is true, complete and correct.

                                             Lante Corporation


                                             /s/ Thaddeus J. Malik
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                                             Thaddeus J. Malik
                                             Vice President and General Counsel


Date:  February 13, 2001